Exhibit 99.1

Youlife Announces Receipt of Notification Letter from Nasdaq

SHANGHAI, China, July 29, 2026 /PRNewswire/ -- Youlife Group Inc. (NASDAQ: YOUL) (“Youlife” or the “Company”), a leading global blue-collar lifetime service platform, today announced that it received a notification letter, dated July 27, 2026 (the “Notification Letter”), from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (“Nasdaq”), indicating that the Company is no longer in compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules as the closing bid price for the Company’s American depositary shares (“ADSs”), each representing one Class A ordinary share, par value US$0.0001 per share, has been below US$1.00 for a period of 30 consecutive business days. The Notification Letter does not result in the immediate delisting of the Company’s ADSs.

The Company would like to clarify that the Notification Letter has no current effect on the listing or trading of the Company’s securities on Nasdaq. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, the Company has a compliance period of 180 calendar days, or until January 25, 2027 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price of the Company’s ADSs is at least US$1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event that the Company does not regain compliance by January 25, 2027, subject to the determination by the staff of Nasdaq, it may be eligible for an additional 180 calendar-day compliance period if it meets the continued listing requirements for market value of publicly held shares and all other initial listing standards, except for the minimum bid price requirement of Nasdaq, and provides written notice to Nasdaq of its intention to cure the deficiency.

The Company intends to monitor the closing bid price of its ADSs between now and January 25, 2027, and is considering its options to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules. The Company is currently in compliance with all other Nasdaq continued listing standards. The Notification Letter does not affect the Company’s business operations, its U.S. Securities and Exchange Commission reporting requirements or contractual obligations.

About Youlife Group Inc.

Youlife is a leading global provider of blue-collar lifecycle services, dedicated to modernizing blue-collar employment through data, training, and AI-driven workforce solutions. In the talent services sector, Youlife operates 180 domestic branches and over 10 overseas offices. By partnering with more than 10,000 renowned enterprises worldwide, Youlife provides stable and future-ready workforce infrastructure at scale. Under its “School-Enterprise Cooperation” model, Youlife maintains a nationwide network of vocational schools, including 37 schools and 146 curriculum development programs, covering 37 cities and counties across 16 provinces in China. For more information, please visit: https://ir.youlife.cn/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding future events and the future results of Youlife current expectations, estimates, forecasts, and projections about the industry in which Youlife operates, as well as the beliefs and assumptions of Youlife’s management. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of Youlife’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause Youlife’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements.

Company Contact

Sufang Fu

Email: youlife.ir@youlanw.com
Tel: +86 18280935910

Investor Relations Contact

Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, NY 10036
Office: +1 (646) 893-5835
Email: ir@skylineccg.com